Exhibit 12.1

IGATE CORPORATION

Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended June 30,	Year Ended December 31,
	2014	2013	2012	2011	2010	2009
Earnings:
Income before income taxes	45,323	180,210	130,908	84,272	57,694	29,160
Add fixed charges	35,511	89,785	84,388	51,783	891	642

Total earnings	80,834	269,995	215,296	136,055	58,585	29,802

Fixed charges:
Interest on Senior Notes	25,185	69,300	69,300	46,615	—	—
Interest on Line of credit and term loans	7,192	7,081	7,835	673	—	—
Amortization of debt issuance costs	2,297	11,620	5,790	3,625	—	—
Interest on leased assets	837	1,784	1,463	870	891	642

Total fixed charges	35,511	89,785	84,388	51,783	891	642

	2.28	3.01	2.55	2.63	65.75	46.39